UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

    (Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K
            [ ] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

                       For Period Ended: March 31, 2005

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
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    Read Instruction (on page 3) Before Preparing Form. Please Print or Type.
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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 PART I - REGISTRANT INFORMATION
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                             Full Name of Registrant

                                   Emtec, Inc.
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                            Former Name if Applicable


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            Address of Principal Executive Office (Street and Number)

                               572 Whitehead Road
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                            City, State and Zip Code

                                Trenton, NJ 08619
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PART II - RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    ((a)  The reasons  described in detail in Part III of this form could not be
    (     eliminated without unreasonable effort or expense;
    (
    ((b) The subject annual report, semi-annual report, transition report on ( Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion ( thereof, will be filed on or before the fifteenth calendar day
[X] (     following the prescribed due date; or the subject  quarterly report or
    ( transition report on Form 10-Q or subject distribution report on Form ( 10-D, or portion thereof will be filed on or before the fifth calendar
    (     day following the prescribed due date; and
    (
    ((c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    (     has been attached if applicable.




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PART III - NARRATIVE
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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

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The Form 10-K could not be filed within the prescribed time period because of time constraints encountered by certain of Registrant's managerial and financial personnel as a consequence of Registrant's exploration of a possible business combination. No definitive agreement with respect to any business combination has as yet been executed. There can be no assurance as to the execution of any such agreement by Registrant or, if ultimately executed, as to the consummation of any business combination contemplated thereby.




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PART IV - OTHER INFORMATION
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(1) Name and telephone number of person to contact in regard to this notification:

        Ira Roxland           (212)         768-6700
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           (Name)          (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     Registrant anticipates reporting net income of $2.87 million, or $0.37 per share, upon total revenues of $112.70 million for the year ended March 31, 2005, as compared to net income of $642,988, or $0.09 per share, upon total revenues of $100.17 million for the year ended March 31, 2004.

                                   Emtec, Inc.
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                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    June 30, 2005                           By: /s/ Sam Bhatt
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                                                     Sam Bhatt
                                                     Vice President of Finance


     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.